COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone (212) 266-7200

[redacted]

03037716

November 24, 2003

SEC MAIL PROCESSING
RECEIVED
NOV 26 2003
WASH. D.C. 155 SECTION

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed an English language quarterly report and press release, published by several wire services regarding Commerzbank, which could substantially influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212)266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Steven Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

enclosure

dlw 12/1

interim report as of september 30, 2003

COMMERZBANK



highlights of commerzbank group

	1.1.–30.9.2003	1.1.–30.9.2002
Income statement		
Operating profit (€ m)	467	160
Pre-tax profit/loss (€ m)	–2,051	45
Net loss (€ m)	–2,232	–55
Net loss per share (€)	–4.18	–0.10
Operative return on equity[1] (%)	5.4	1.8
Pre-tax return on equity[1] (%)	–23.7	0.5
Cost/income ratio in operative business (%)	72.4	77.3

	30.9.2003	31.12.2002
Balance sheet		
Balance-sheet total (€ bn)	391.3	422.1
Risk-weighted assets according to BIS (€ bn)	148.7	160.2
Equity (€ bn)	7.7	8.8
Own funds (€ bn)	17.4	19.3
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	8.0	7.5
Core capital ratio, including market-risk position (%)	7.8	7.3
Own funds ratio (%)	12.9	12.3

	30.9.2003	30.9.2002
Commerzbank share		
Number of shares issued (million units)	544.5	542.2
Share price (€, 1.1.–30.9.) high	14.79	21.50
low	5.33	5.30
Book value per share[2] (€)	16.87	18.58
Market capitalization (€ bn)	6.8	3.6
Staff		
Germany	26,315	29,527
Abroad	7,012	7,649
Total	33,327	37,176
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A1
Standard & Poor's, New York	A-2/A-	A-1/A
Fitch Ratings, London	F2/A-	F1/A

1) annualized; 2) excluding cash flow hedges.

The figures contained in this report are unaudited.

interim report as of september 30, 2003

To our shareholders

Despite many still negative reports on the business front, there are increasing signs that Germany's economy is moving out of the trough. The mood of companies has brightened considerably in recent months and the first hard data are also pointing to a gradual improvement in the economic situation. Real GDP, for example, was probably somewhat stronger in the third quarter than in the previous three-month period, after declining slightly in the three preceding quarters.

This change of trend was fuelled by distinctly stronger foreign demand. Not even the marked appreciation of the euro, therefore, has been able to prevent the ever greater momentum of the world economy from having a positive impact on German companies' order books. By contrast, domestic demand in Germany has not yet revealed any clear upward tendency. Private consumption in particular is failing to act as a stimulus, due to the continuing weak condition of the labour market.

As external trade is likely to remain positive and interest rates are low, economic performance should continue to recover next year. At up to 2%, growth could be more or less satisfactory for the first time since 2000, though more than half a percentage point will be due to the larger number of days worked.

The now emerging cyclical upturn should not lead people to assume that Germany's economic problems have been overcome. To achieve that, far-reaching reforms in economic and taxation policy are essential, if possible with the backing of both government and opposition.

Decline in consolidated balance-sheet total

The Commerzbank Group's balance-sheet total shrank by 7.3% to €391.3bn from its end-2002 level. We reduced claims and liabilities in interbank business especially sharply – by €10.9bn and €23.4bn, respectively. Our assets held for dealing purposes, which we trimmed by €16.5bn, also registered large rates of change, as did securitized liabilities, which were €9.5bn lower.

Operating profit reaches €467m

We will achieve our goal of returning to the black this year in our operative business. In the first nine months, we posted an operating profit – before the amortization of goodwill and restructuring expenses – of €467m, almost 200% more than in the corresponding period of 2002. However, the third quarter was weaker than the first two for seasonal reasons. But we managed to lower our operating expenses once again.

For the first nine months of 2003, the Commerzbank Group had net interest income of €2.11bn, 13.9% less than in the same period a year earlier. Once adjusted for the deconsolidation of the Rheinhyp Group in August 2002, though, the decline was no more than 3.6%. However, earnings were squeezed by the reduction of risk-weighted assets, which despite wider margins we could not entirely compensate for. The expected economic upswing should lift our interest income. We assume that we can step up our lending to prime-quality borrowers in the months ahead and that we will manage to improve our margins further.

As already announced, we see our provisioning for the year as a whole at €1.1bn. That is a good €200m lower than in the previous year, despite the ongoing rise in insolvencies. For the third quarter, we have set aside €273m, compared with €303m in the previous quarter and €436m in the third quarter of 2002. For this reason, net interest income after provisioning, at €389m, was 36.5% higher in the third quarter of 2003 than in the same period a year earlier.

Net commission income shows positive tendency

Net commission income in the third quarter was stronger than in the same period of 2002; overall, though, at €1.55bn it fell 5.2% short of its level in the previous year due to its decline in the two preceding quarters. While we raised commission income in corporate and retail business, revenues were lower than a year earlier in asset management and investment banking. In all the other areas, we registered slight increases. If the upward trend on the stock market proves to be durable and confidence in this form of investment returns as a result, our income statement should benefit perceptibly.

Our trading profit in particular reflects the seasonal weakness of the third quarter. Here we earned €107m, as against €278m and €231m, respectively, in the preceding quarters. For the January-September period, however, this is still 36% more than in the same period of 2002. The result was hit above all on the fixed-income side by the rise in interest rates, but also by lower earnings at several foreign subsidiaries.

The net result on our investments and securities portfolio generated earnings of €223m in the first nine months; the third-quarter figures include proceeds in the double-digit millions from the disposal of our stake in Buderus.

Last year, the balance of other operating income and expenses amounted to €936m. This year, no major extraordinary effects were registered. For this reason, the balance of €159m was considerably smaller than a year ago.

Operating expenses down from quarter to quarter

After €1.18bn in the first three months and €1.14bn in the second quarter, operating expenses shrank further in the third quarter to €1.08bn. In a year-on-year comparison, expenses were altogether 13.6% lower at €3.40bn. These figures clearly underline the success of our two cost-cutting offensives.

In the first nine months, personnel expenses fell by 11.2% to €1.85bn. Our workforce shrank once again, to 33,327; at end-September, the Group had 3,849 employees fewer than a year previously. Other operating expenses sank by 16.1% to €1.16bn. We achieved the largest savings on consulting and workplace costs, and also on IT-related non-personnel costs. Depreciation on office furniture, equipment and property was down by 17.2% to €380m.

The balance of all operative income and expenses improved from €160m in the first nine months of 2002 to a present €467m. After the amortization of goodwill had been deducted, which largely related to our asset-management subsidiary Jupiter International, €378m remained, as against €77m a year previously. In the first quarter, we had already included in the income statement restructuring expenses of €104m for our second cost-cutting offensive.

Measures resolved to secure the Bank's future

We have reduced the valuation of our portfolio of financial assets and industrial interests. In this way, we have made a considerable effort to rid ourselves of hidden burdens, imposing a charge of altogether €2.3bn on the income statement as of September 30.

Where book values exceeded market values, we have adjusted all the listed participations in the industrial and financial areas to the values that can currently be realized in the market. Thanks to the measures that were adopted, the Board of Managing Directors has far greater flexibility as regards possible acquisitions of participations.

The valuation adjustments for our consolidated participations, especially for Eurohypo and Jupiter, have direct consequences for our future income statement. For this group of companies overall, we have made adjustments of practically one billion euros. In the case of Eurohypo, changes in the market and also in business plans had lowered the company's value compared with the previous year. The lower book value will reduce future interest expenses, which reflect the write-downs made on this company that is consolidated on an at-equity basis. In the case of Jupiter International, whose value is

Further decline in operating expenses
in € m


1,398
1,308
1,229
1,220
1,179
1,141
1,078
Q1
Q2
Q3
Q4
Q1
Q2
Q3
2002
2003

measured against equity indices, the adjustment has led to a marked reduction in the regular amortization of goodwill.

All told, this will enable us to achieve a distinct improvement in results in our medium-term planning. We are now assuming an after-tax return on equity above cost of capital as from 2005.

After these special charges have been deducted, and with taxes and minority interests taken into consideration, we post a consolidated loss of €2.23bn per September 30, 2003, compared with -€55m a year previously.

Effects on equity

The outlined measures will cause sharp, though divergent, changes in book and regulatory capital. As our portfolio is now free from hidden burdens, the revaluation reserve shows a plus of €650m. Overall, the inclusion of the results for the first nine months has reduced our equity by 12.4% compared with end-2002. The decline will only affect our capital ratios after the annual financial accounts for 2003 have been established. At present, our core capital ratio stands at 7.8%; the adjusted valuations will cause it to fall to 6.4%. In order to get back to our target ratio of 7%, we are preparing the necessary capital-raising measures.

All segments operatively in the black

A glance at segment reporting reveals that we have successfully repositioned ourselves in retail banking. Up to September, an operating profit of €188m was achieved in this business line, as against €16m a year earlier. Lower income from interest-earning business was compensated for by an improvement in net commission income. In addition, operating expenses declined sharply by €161m.

After a refocusing phase, asset management is also back on a successful course. The operating profit reached €73m, compared with €31m in the first nine months of last year. Operating expenses were cut substantially through the sale of Montgomery Asset Management and Commerzbank Asset Management Italia, falling by €140m in a year-on-year comparison. In future, the reduced amortization of goodwill at Jupiter will also have further positive effects.

In the corporate customers and institutions segment, the trimming of risk-weighted assets is having a particularly strong impact. Net interest income fell by a good €300m. In addition, the third-quarter result suffered due to write-downs on securities. In operative terms, we achieved €258m in the first nine months, compared with €469m a year earlier. In order to provide corporate banking with a boost, we have decided upon a fresh positioning, which above all will make our business with larger corporates and multinationals more profitable. We have managed to strengthen our position with regard to German *Mittelstand* firms.

In the securities area, in which we had an operating profit of €62m at mid-year, the two summer months of July and August caused a decline of earnings in our trading profit. For this reason, the operating profit as of September 30 fell to €6m, despite further successes on the cost-cutting front. A year previously, however, we had to shoulder a loss of €114m.

After a weak second quarter, we substantially raised the operating profit in Group Treasury; all told, it reached €214m, €66m more than a year previously.

We can also be satisfied with the development in the mortgage banking segment, where an operating profit of €191m was achieved. Rheinhyp is also contained in the year-ago figures up to end-July, making comparison rather pointless. Since August 2002, this business line includes, apart from Hypothekenbank in Essen and Erste Europäische Pfandbrief- und Kommunalkreditbank in Luxembourg, Eurohypo, in which we hold a 31.84% interest.

At Group level, we realized an annualized return on equity of 5.4% in operative business and a cost/income ratio of 72.4%.

Basis created for higher profits

Due to the revaluation measures, we will be unable to pay a dividend for the 2003 financial year. On the other hand, the interest to be paid on our profit-sharing certificates is already included in the income statement, which means that at all events these distributions will be made. The revaluation enables us to offer our shareholders brighter perspectives again. Given our improved earnings performance, they are to benefit from rising share prices and, as from the 2004 financial year, they will receive an appropriate return on their investment again.

Frankfurt am Main, November 2003
The Board of Managing Directors

Declaration of compliance with the International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS) and German Accounting Standard no. 6 (GAS 6)

Accounting principles

Our interim financial statements as of September 30, 2003, were prepared in accordance with the directives 83/349/EEC (directive on consolidated financial statements) and 86/635/EEC (directive on annual accounts of banks) on the basis of the International Accounting Standards (IASs) or International Financial Reporting Standards (IFRSs), approved and published by the International Accounting Standards Board (IASB). Here, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB from the need to prepare financial statements in accordance with German accounting principles. In preparing this interim report, we employed the same accounting and measurement methods as for the 2002 consolidated financial statements, which are presented on pages 94-107 of our annual report.

This interim report also meets the provisions of German Accounting Standard no. 6 (GAS 6) on interim reports, approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice on February 13, 2001.

Consolidated companies

As of January 1, 2003, Commerzbank U.S. Finance Inc., Wilmington/Delaware, and CFM Commerz Finanz Management GmbH, Frankfurt am Main, were removed from the list of consolidated companies. Both companies have virtually discontinued their business operations. In the second quarter of 2003, Commerz Advisory Management Co. Ltd., Taiwan, and CORECD Commerz Real Estate Consulting and Development GmbH, Berlin, were consolidated for the first time. In the third quarter, Commerzbank Asset Management Italia S.p.A., Rome, and Commerzbank Società di Gestione del Risparmio S.p.A., Rome, were deconsolidated, as both companies had been disposed of. Service-Center Inkasso GmbH Düsseldorf, Düsseldorf, was included in the list of consolidated companies for the first time. The effects of the deconsolidation of Commerzbank Asset Management Italia S.p.A., Rome, and Commerzbank Società di Gestione del Risparmio S.p.A., Rome, on the Group's earnings performance appear in the income statement under the expenses arising from special factors.

The year-earlier figures in the income statement include the results of RHEINHYP Rheinische Hypothekenbank Aktiengesellschaft and its subsidiaries up to end-August 2002. RHEINHYP was subsequently merged with the new Eurohypo Aktiengesellschaft, in which we held an interest of 31.84% as of end-September 2003. Following the removal of RHEINHYP from the list of consolidated companies, the shares of Eurohypo AG that were received are measured at equity pursuant to IAS 28.

consolidated income statement

	Notes	1.1.–30.9.2003 € m	1.1.–30.9.2002 € m	Change in %
Net interest income	(1)	2,113	2,455	–13.9
Provision for possible loan losses	(2)	–828	–998	–17.0
Net interest income after provisioning		1,285	1,457	–11.8
Net commission income	(3)	1,545	1,630	–5.2
Net result on hedge accounting		37	–2	.
Trading profit	(4)	616	453	36.0
Net result on investments and securities portfolio	(5)	223	–379	.
Other operating result	(6)	159	936	–83.0
Operating expenses	(7)	3,398	3,935	–13.6
Operating profit		**467**	**160**	.
Regular amortization of goodwill		89	83	7.2
Profit from ordinary activities before restructuring expenses and expenses arising from special factors		**378**	**77**	.
Restructuring expenses		104	32	.
Expenses arising from special factors	(8)	2,325	–	.
Profit from ordinary activities after restructuring expenses and expenses arising from special factors		**–2,051**	**45**	.
Extraordinary profit		–	–	–
Pre-tax profit		**–2,051**	**45**	.
Taxes on income		110	38	.
After-tax profit		**–2,161**	**7**	.
Profit/loss attributable to minority interests		–71	–62	14.5
Net loss		**–2,232**	**–55**	.

In order to calculate basic earnings per share, the consolidated net loss of –€2,232m (30.9.2002: –€55m) for the period under review was divided by the average number of issued shares during this period of 534.4m (30.9.2002: 534.4m).

	1.1.–30.9.2003 €	1.1.–30.9.2002 €
Loss per share	–4.18	–0.10

As in the year-ago period, no exercisable conversion or option rights were outstanding per September 30, 2003. No diluted earnings per share had to be calculated, therefore.

Consolidated income statement (quarter-on-quarter comparison)

	3rd quarter	2nd quarter	1st quarter	4th quarter	3rd quarter	2nd quarter	1st quarter
€ m		2003			2002		
Net interest income	662	746	705	678	721	861	873
Provision for possible loan losses	–273	–303	–252	–323	–436	–308	–254
Net interest income after provisioning	389	443	453	355	285	553	619
Net commission income	509	516	520	490	501	554	575
Net result on hedge accounting	12	15	10	–54	–21	51	–32
Trading profit	107	278	231	91	36	104	313
Net result on investments and securities portfolio	64	54	105	291	–531	60	92
Other operating result	98	29	32	–168	884	40	12
Operating expenses	1,078	1,141	1,179	1,220	1,229	1,308	1,398
Operating profit	**101**	**194**	**172**	**–215**	**–75**	**54**	**181**
Regular amortization of goodwill	29	30	30	25	26	29	28
Profit from ordinary activities before restructuring expenses and expenses arising from special factors	**72**	**164**	**142**	**–240**	**–101**	**25**	**153**
Restructuring expenses	–	–	104	177	32	–	–
Expenses arising from special factors	2,325	–	–	–	–	–	–
Profit from ordinary activities after restructuring expenses and expenses arising from special factors	**–2,253**	**164**	**38**	**–417**	**–133**	**25**	**153**
Extraordinary profit	–	–	–	–	–	–	–
Pre-tax profit	**–2,253**	**164**	**38**	**–417**	**–133**	**25**	**153**
Taxes on income	30	78	2	–141	–20	6	52
After-tax profit	**–2,283**	**86**	**36**	**–276**	**–113**	**19**	**101**
Profit/loss attributable to minority interests	–22	–16	–33	33	–16	–17	–29
Net loss/profit	**–2,305**	**70**	**3**	**–243**	**–129**	**2**	**72**

consolidated balance sheet

Assets	Notes	**30.9.2003** € m	**31.12.2002** € m	Change in %
Cash reserve		4,572	8,466	–46.0
Claims on banks	(10, 12)	43,442	54,343	–20.1
Claims on customers	(11, 12)	147,051	148,514	–1.0
Provision for possible loan losses	(13)	–5,592	–5,376	4.0
Positive fair values from derivative hedging instruments		3,192	3,131	1.9
Assets held for dealing purposes	(14)	100,688	117,192	–14.1
Investments and securities portfolio	(15)	87,147	84,558	3.1
Intangible assets	(16)	802	1,151	–30.3
Fixed assets	(17)	1,922	2,505	–23.3
Tax assets		5,980	5,995	–0.3
Other assets	(18)	2,054	1,655	24.1
Total		**391,258**	**422,134**	**–7.3**

Liabilities and equity	Notes	**30.9.2003** € m	**31.12.2002** € m	Change in %
Liabilities to banks	(19)	91,632	114,984	–20.3
Liabilities to customers	(20)	99,494	95,700	4.0
Securitized liabilities	(21)	83,190	92,732	–10.3
Negative fair values from derivative hedging instruments		6,923	5,696	21.5
Liabilities from dealing activities	(22)	80,854	83,238	–2.9
Provisions	(23)	3,363	3,528	–4.7
Tax liabilities		3,626	3,664	–1.0
Other liabilities	(24)	4,807	3,285	46.3
Subordinated capital	(25)	8,449	9,237	–8.5
Minority interests		1,202	1,262	–4.8
Equity of Commerzbank Group		7,718	8,808	–12.4
Subscribed capital		1,405	1,378	2.0
Capital reserve		6,196	6,131	1.1
Retained earnings		3,268	3,268	0.0
Revaluation reserve		650	–769	.
Measurement of cash flow hedges		–1,398	–1,248	12.0
Reserve arising from currency translation		–171	–6	.
2002 net profit[1]		–	54	.
Net loss 1.1.–30.9.2003		–2,232	–	.
Total		**391,258**	**422,134**	**–7.3**

1) after withdrawal from retained earnings.

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows in the first nine months:

€ m	Equity	Minority interests
Equity as of 31.12.2002	**8,808**	**1,262**
Changes in the current financial year		
a) Subscribed capital	27	–
Capital increases (issue of shares to employees)	6	–
Changes in treasury shares	21	–
b) Capital reserve	65	–
Capital increases (issue of shares to employees)	8	–
Changes in treasury shares and result for treasury shares	57	–
c) Net changes in *revaluation reserve*	1,419	–43
d) Net changes arising from cash flow hedges	–150	–9
e) Net change in reserve arising from currency translation	–165	–19
f) Dividend payment by Parent Bank	–54	–
g) Consolidated *profit/loss* (1.1.–30.9.2003)	–2,232	71
h) Profit distribution	–	–60
Equity as of 30.9.2003	**7,718**	**1,202**

cash flow statement of the commerzbank group

€ m	2003	2002
Cash and cash equivalents as of 1.1.	**8,466**	**7,632**
Net cash provided by operating activities	–420	–5,027
Net cash used by investing activities	–2,728	1,824
Net cash provided by financing activities	–778	–719
Total cash flow	**–3,926**	**–3,922**
Effects of exchange-rate changes	32	3
Cash and cash equivalents as of 30.9.	**4,572**	**3,713**

The cash flow statement shows the changes in the Commerzbank Group's liquid funds. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.-30.9.2003 €m	1.1.-30.9.2002 €m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	8,620	12,963	-33.5
Dividends from securities	93	137	-32.1
Current result from investments, investments in associated companies and holdings in subsidiaries	161	160	0.6
Current income from leasing	48	231	-79.2
Interest received	*8,922*	*13,491*	*-33.9*
Interest paid for subordinated capital and other interest paid	6,796	10,848	-37.4
Current expenses from leasing	13	188	-93.1
Interest paid	*6,809*	*11,036*	*-38.3*
Total	**2,113**	**2,455**	**-13.9**

(2) Provision for possible loan losses

	1.1.-30.9.2003 €m	1.1.-30.9.2002 €m	Change in %
Allocations	-1,030	-1,194	-13.7
Reversals of provisions	264	210	25.7
Balance of direct write-downs and amounts received on written-down claims	-62	-14	.
Total	**-828**	**-998**	**-17.0**

Excluding the Rheinhyp Group, provisioning amounted to €929m in the previous year.

(3) Net commission income

	1.1.-30.9.2003 €m	1.1.-30.9.2002 €m	Change in %
Securities transactions	589	641	-8.1
Foreign commercial business and payment transactions	283	273	3.7
Guarantees	117	104	12.5
Asset management	345	389	-11.3
Income from syndicated business	66	65	1.5
Other net commission income	145	158	-8.2
Total	**1,545**	**1,630**	**-5.2**

Net commission income includes €280m (previous year: €230m) of commissions paid.

(4) Trading profit

	1.1.-30.9.2003 € m	1.1.-30.9.2002 € m	Change in %
Securities department	582	450	29.3
Treasury department	1	–3	.
Other	66	44	50.0
Net result on proprietary trading	**649**	**491**	**32.2**
Net result on the measurement of derivative financial instruments	–33	–38	–13.2
Total	**616**	**453**	**36.0**

(5) Net result on investments and securities portfolio

	1.1.-30.9.2003 € m	1.1.-30.9.2002 € m	Change in %
Result on available-for-sale securities and claims not originated by the Bank	144	–127	.
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	79	–252	.
Total	**223**	**–379**	.

(6) Other operating result

	1.1.-30.9.2003 € m	1.1.-30.9.2002 € m	Change in %
Other operating income	313	1,214	–74.2
Other operating expenses	154	278	–44.6
Total	**159**	**936**	**–83.0**

(7) Operating expenses

	1.1.-30.9.2003 € m	1.1.-30.9.2002 € m	Change in %
Personnel expenses	1,854	2,089	-11.2
Other expenses	1,164	1,387	-16.1
Current depreciation on fixed assets and other intangible assets	380	459	-17.2
Total	**3,398**	**3,935**	**-13.6**

(8) Expenses arising from special factors

	1.1.-30.9.2003 € m	1.1.-30.9.2002 € m	Change in %
Value adjustments to the financial assets and participations portfolio, including the costs of cancelling their funding	2,325	–	.
Total	**2,325**	**–**	**.**

These expenses relate to value adjustments which we have made to our portfolio of financial assets and participations. For the impairment test, we have drawn upon all the available information (market prices, annual and interim financial accounts, ratings, analysts' opinions, etc.). On principle, a – possibly protracted – weak market price in itself does not lead to an impairment in accordance with the principles we apply. All the same, our expectations as regards a recovery in value have not been realized. Against this background, we made further value adjustments on the scale of €2.3bn to major parts of our portfolio of financial assets and industrial shareholdings in our interim financial statements of September 30, 2003.

(9) Segment reporting

Segment reporting in line with the primary reporting segment of business areas represents the Group's organization based on two corporate divisions as of 2001. A detailed description of the individual business lines and their assignment to corporate divisions can be found on pages 118-119 of our 2002 annual report.

The interest rates of the return on equity and investment yield that are included as imputed variables in the net interest income of the respective unit correspond to that of a risk-free investment in the long-term capital market and were adjusted as of March 31, 2003. In addition, after a consolidated core capital ratio of 7.3% (according to BIS) was shown per December 31, 2002, the previous equity backing of risk-weighted assets was raised from 6% to 7%. BIS conventions were used in working out the Group's average equity tied up. The year-earlier figures were not adjusted.

Rheinische Hypothekenbank AG with its income and expenses was included in the mortgage banks segment up to July 31, 2002. As from August 2002, the results of Eurohypo AG, in which we currently hold an interest of 31.84%, appear on a pro-rata basis under Net interest income. Eurohypo AG is included at equity in the consolidated financial statements.

1.1.–30.9.2003 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	810	–15	1,207	47	225	195	–356	2,113
Provision for possible loan losses	–132	–	–680	–	–	–16	–	–828
Net interest income after provisioning	678	–15	527	47	225	179	–356	1,285
Net commission income	692	291	520	74	–1	–9	–22	1,545
Net result on hedge accounting	–	1	0	0	1	35	–	37
Trading profit	4	10	33	582	1	–53	39	616
Net result on investments and securities portfolio	3	17	42	5	36	64	56	223
Other operating result	13	7	52	–5	–	–1	93	159
Income, total	*1,390*	*311*	*1,174*	*703*	*262*	*215*	*–190*	*3,865*
Operating expenses	1,202	238	916	697	48	24	273	3,398
Operating profit	**188**	**73**	**258**	**6**	**214**	**191**	**–463**	**467**
Regular amortization of goodwill	–	63	6	0	–	16	4	89
Restructuring expenses	–	8	25	34	–	–	37	104
Expenses arising from special factors	–	–	–	–	–	–	2,325	2,325
Pre-tax profit	**188**	**2**	**227**	**–28**	**214**	**175**	**–2,829**	**–2,051**
Average equity tied up	**1,811**	**660**	**5,218**	**1,007**	**107**	**886**	**1,850**	**11,539**
Operative return on equity[1] (%)	**13.8**	**14.7**	**6.6**	**0.8**	**266.7**	**28.7**	**.**	**5.4**
Cost/income ratio in operative business (%)	**79.0**	**76.5**	**49.4**	**99.1**	**18.3**	**10.4**	**.**	**72.4**
Return on equity of pre-tax profit[1] (%)	**13.8**	**0.4**	**5.8**	**–3.7**	**266.7**	**26.3**	**.**	**–23.7**

1) annualized

1.1.–30.9.2002 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	870	–8	1,526	81	157	366	–537	2,455
Provision for possible loan losses	–145	0	–763	0	0	–90	0	–998
Net interest income after provisioning	725	–8	763	81	157	276	–537	1,457
Net commission income	644	403	450	188	1	–29	–27	1,630
Net result on hedge accounting	–	–	–2	–	25	–25	–	–2
Trading profit	0	–12	69	450	–3	–6	–45	453
Net result on investments and securities portfolio	1	13	34	1	24	90	–542	–379
Other operating result	9	13	125	3	–	12	774	936
Income, total	*1,379*	*409*	*1,439*	*723*	*204*	*318*	*–377*	*4,095*
Operating expenses	1,363	378	970	837	56	101	230	3,935
Operating profit	**16**	**31**	**469**	**–114**	**148**	**217**	**–607**	**160**
Regular amortization of goodwill	–	75	4	–	–	4	–	83
Restructuring expenses	32	–	–	–	–	–	–	32
Expenses arising from special factors	–	–	–	–	–	–	–	–
Pre-tax profit	**–16**	**–44**	**465**	**–114**	**148**	**213**	**–607**	**45**
Average equity tied up	**1,660**	**829**	**5,484**	**1,302**	**179**	**1,826**	**886**	**12,166**
Operative return on equity[1] (%)	**1.3**	**5.0**	**11.4**	**–11.7**	**110.2**	**15.8**	**·**	**1.8**
Cost/income ratio in operative business (%)	**89.4**	**92.4**	**44.1**	**115.8**	**27.5**	**24.8**	**·**	**77.3**
Return on equity of pre-tax profit[1] (%)	**–1.3**	**–7.1**	**11.3**	**–11.7**	**110.2**	**15.6**	**·**	**0.5**

1) annualized

Notes to the balance sheet

(10) Claims on banks

	30.9.2003 € m	31.12.2002 € m	Change in %
due on demand	16,450	13,796	19.2
other claims	26,992	40,547	–33.4
with a remaining lifetime of			
less than three months	13,472	26,136	–48.5
more than three months, but less than one year	7,186	5,670	26.7
more than one year, but less than five years	3,130	4,433	–29.4
more than five years	3,204	4,308	–25.6
Total	**43,442**	**54,343**	**–20.1**
of which: reverse repos	13,929	21,076	–33.9

(11) Claims on customers

	30.9.2003 € m	31.12.2002 € m	Change in %
with indefinite remaining lifetime	19,409	17,110	13.4
other claims	127,642	131,404	–2.9
with a remaining lifetime of			
less than three months	31,286	34,124	–8.3
more than three months, but less than one year	13,702	14,243	–3.8
more than one year, but less than five years	33,149	32,638	1.6
more than five years	49,505	50,399	–1.8
Total	**147,051**	**148,514**	**–1.0**
of which: reverse repos	10,068	8,992	12.0

(12) Total lending

	30.9.2003 € m	31.12.2002 € m	Change in %
Loans to banks[1]	9,099	10,223	–11.0
Claims on customers[1]	136,983	139,522	–1.8
Bills discounted	271	347	–21.9
Claims not originated by the Bank[2]	21,487	21,379	0.5
Total	**167,840**	**171,471**	**–2.1**

1) excluding reverse repos; 2) included in investments and securities portfolio.

(13) Provision for possible loan losses

Development of provisioning	2003 € m	2002 € m	Change in %
As of January 1	**5,705**	**5,946**	**–4.1**
Allocations	1,030	1,194	–13.7
Deductions	677	767	–11.7
Utilized	413	557	–25.9
Reversals	264	210	25.7
Changes in the list of consolidated companies (Rheinhyp)	–	–550	.
Exchange-rate changes/transfers	–54	2	.
As of September 30	**6,004**	**5,825**	**3.1**

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision in the income statement of €828m for lending risks (previous year: €998m) (see Note 2).

Level of provisioning	30.9.2003 € m	31.12.2002 € m	Change in %
Individual value allowances	5,225	4,991	4.7
Country value allowances	65	71	–8.5
General value allowances	302	314	–3.8
Provisioning for balance-sheet items	**5,592**	**5,376**	**4.0**
Provisions in lending business	412	329	25.2
Total	**6,004**	**5,705**	**5.2**

After conservatively valued security in an amount of €1,818m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €5,121m (31.12.2002: €5,163m).

(14) Assets held for dealing purposes

	30.9.2003 € m	31.12.2002 € m	Change in %
Bonds, notes and other fixed-income securities	22,727	35,148	–35.3
Shares and other variable-yield securities	4,402	5,412	–18.7
Promissory notes held for trading purposes	337	515	–34.6
Positive fair values from derivative financial instruments	73,222	76,117	–3.8
Total	**100,688**	**117,192**	**–14.1**

(15) Investments and securities portfolio (available-for-sale financial assets)

	30.9.2003 € m	31.12.2002 € m	Change in %
Claims on banks and customers not originated by the Bank	21,487	21,379	0.5
Bonds, notes and other fixed-income securities	57,416	53,400	7.5
Shares and other variable-yield securities	1,611	1,999	−19.4
Investments	3,144	3,629	−13.4
Investments in associated companies	2,924	3,584	−18.4
Holdings in subsidiaries	565	567	−0.4
Total	**87,147**	**84,558**	**3.1**

(16) Intangible assets

	30.9.2003 € m	31.12.2002 € m	Change in %
Goodwill	691	1,040	−33.6
Other intangible assets	111	111	0.0
Total	**802**	**1,151**	**−30.3**

(17) Fixed assets

	30.9.2003 € m	31.12.2002 € m	Change in %
Land and buildings	676	709	−4.7
Office furniture and equipment	1,145	1,417	−19.2
Leased equipment	101	379	−73.4
Total	**1,922**	**2,505**	**−23.3**

(18) Other assets

	30.9.2003 € m	31.12.2002 € m	Change in %
Collection items	215	284	−24.3
Advance payments	242	435	−44.4
Sundry assets, including deferred items	1,597	936	70.6
Total	**2,054**	**1,655**	**24.1**

(19) Liabilities to banks

	30.9.2003 € m	31.12.2002 € m	Change in %
due on demand	17,692	13,108	35.0
with remaining lifetime of	73,940	101,876	-27.4
less than three months	47,233	76,792	-38.5
more than three months, but less than one year	10,942	10,703	2.2
more than one year, but less than five years	4,956	4,846	2.3
more than five years	10,809	9,535	13.4
Total	**91,632**	**114,984**	**-20.3**
of which: repos	14,950	27,913	-46.4

(20) Liabilities to customers

	30.9.2003 € m	31.12.2002 € m	Change in %
Savings deposits	12,536	12,073	3.8
with agreed period of notice of			
three months	11,809	11,262	4.9
more than three months	727	811	-10.4
Other liabilities to customers	86,958	83,627	4.0
due on demand	36,340	33,108	9.8
with agreed remaining lifetime of	50,618	50,519	0.2
less than three months	36,973	36,558	1.1
more than three months, but less than one year	3,639	4,376	-16.8
more than one year, but less than five years	3,407	3,196	6.6
more than five years	6,599	6,389	3.3
Total	**99,494**	**95,700**	**4.0**
of which: repos	13,316	9,746	36.6

(21) Securitized liabilities

	30.9.2003 € m	31.12.2002 € m	Change in %
Bonds and notes outstanding	69,725	74,905	-6.9
Money-market instruments outstanding	13,224	17,502	-24.4
Own acceptances and promissory notes outstanding	241	325	-25.8
Total	**83,190**	**92,732**	**-10.3**

Remaining lifetimes	30.9.2003	31.12.2002	Change
	€ m	€ m	in %
due on demand	48	23	.
with agreed remaining lifetime of	83,142	92,709	–10.3
less than three months	14,506	20,996	–30.9
more than three months, but less than one year	16,839	18,094	–6.9
more than one year, but less than five years	36,378	34,683	4.9
more than five years	15,419	18,936	–18.6
Total	**83,190**	**92,732**	**–10.3**

(22) Liabilities from dealing activities

	30.9.2003	31.12.2002	Change
	€ m	€ m	in %
Currency-based transactions	10,839	10,978	–1.3
Interest-based transactions	57,267	58,982	–2.9
Delivery commitments arising from short sales of securities	7,857	8,131	–3.4
Other transactions	4,891	5,147	–5.0
Total	**80,854**	**83,238**	**–2.9**

(23) Provisions

	30.9.2003	31.12.2002	Change
	€ m	€ m	in %
Provisions for pensions and similar commitments	1,599	1,516	5.5
Other provisions	1,764	2,012	–12.3
Total	**3,363**	**3,528**	**–4.7**

(24) Other liabilities

	30.9.2003	31.12.2002	Change
	€ m	€ m	in %
Effects of measuring hedged subordinated capital items	850	820	3.7
Deferred interest expenses for subordinated capital	189	324	–41.7
Sundry liabilities, including deferred items	3,768	2,141	76.0
Total	**4,807**	**3,285**	**46.3**

(25) Subordinated capital

	30.9.2003 € m	31.12.2002 € m	Change in %
Subordinated liabilities	6,064	6,845	–11.4
Profit-sharing rights outstanding	2,385	2,392	–0.3
Total	**8,449**	**9,237**	**–8.5**

Other notes

(26) Risk-weighted assets and capital ratios as defined by the Basle capital accord (BIS)

	30.9.2003 € m	31.12.2002 € m	Change in %
Core capital	11,571	11,691	–1.0
Supplementary capital	7,504	7,762	–3.3
Total liable capital	**19,075**	**19,453**	**–1.9**
Tier III capital	124	209	–40.7
Eligible own funds	**19,199**	**19,662**	**–2.4**

as of 30.9.2003	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	98,575	5,974	–	10,531	–	–	115,080
Traditional off-balance-sheet business	4,970	14,998	12	538	320	43	20,881
Derivatives business in investment portfolio	–	2,914	–	5,160	–	–	8,074
Risk-weighted assets, total	**103,545**	**23,886**	**12**	**16,229**	**320**	**43**	**144,035**

Risk-weighted market-risk position multiplied by 12.5	4,638
Total items to be risk-weighted	148,673
Eligible own funds	19,199
Core capital ratio (excluding market-risk position)	8.0
Core capital ratio (including market-risk position)	7.8
Own funds ratio (including market-risk position)	12.9

After the consolidated loss has been set off, the core capital ratio (including the market-risk position) will be reduced to 6.4% and the own funds ratio to 11.5%.

as of 31.12.2002			Capital charges in %				Total
€ m	100	50	25	20	10	4	
Balance-sheet business	105,733	6,265	–	10,562	–	–	122,560
Traditional off-balance-sheet business	5,369	17,061	14	781	325	50	23,600
Derivatives business in investment portfolio	–	3,699	–	6,681	–	–	10,380
Risk-weighted assets, total	**111,102**	**27,025**	**14**	**18,024**	**325**	**50**	**156,540**

Risk-weighted market-risk position multiplied by 12.5	3,650
Total items to be risk-weighted	160,190
Eligible own funds	19,662
Core capital ratio (excluding market-risk position)	7.5
Core capital ratio (including market-risk position)	7.3
Own funds ratio (including market-risk position)	12.3

(27) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.15 at end-September (31.12.2002: 1.13). This was 15% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €16.8bn (31.12.2002: €14.8bn).

(28) Off-balance-sheet commitments

	30.9.2003 € m	31.12.2002 € m
Contingent liabilities	26,056	29,057
from rediscounted bills of exchange credited to borrowers	32	4
from guarantees and indemnity agreements	26,024	29,053
Irrevocable lending commitments	38,155	45,979
Other commitments	41	27

Provisioning for off-balance-sheet commitments has been reduced by the relevant items.

(29) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

30.9.2003	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	401,184	106,745	54,173	11,473	11,398
Interest-based forward transactions	1,320,271	1,000,791	839,853	59,558	63,048
Other forward transactions	55,341	111,615	19,397	5,383	5,474
Total	**1,776,796**	**1,219,151**	**913,423**	**76,414**	**79,920**
of which: traded on a stock exchange	*218,885*	*21,527*	*10,345*		

31.12.2002	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	399,424	96,528	38,591	10,633	12,296
Interest-based forward transactions	1,487,990	955,758	768,265	61,276	63,158
Other forward transactions	50,447	57,613	58,440	7,339	5,349
Total	**1,937,861**	**1,109,899**	**865,296**	**79,248**	**80,803**
of which: traded on a stock exchange	*176,689*	*20,285*	*6,064*		

(30) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes in our 2002 annual report on pages 72ff.

Portfolio	30.9.2003 € m	31.12.2002 € m
Commerzbank Group	**69.2**	**49.3**
Securities	63.3	50.8
Treasury	16.9	29.1

(31) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**30.9.2003**	**31.12.2002**	**30.9.2003**	**31.12.2002**	**30.9.2003**	**31.12.2002**
Assets						
Cash reserve	4.6	8.5	4.6	8.5	–	–
Claims on banks	43.5	54.3	43.4	54.3	0.1	0.0
Claims on customers	149.4	150.6	147.1	148.5	2.3	2.1
Hedging instruments	3.2	3.1	3.2	3.1	–	–
Assets held for dealing purposes	100.7	117.2	100.7	117.2	–	–
Investments and securities portfolio	87.1	84.6	87.1	84.6	–	–
Liabilities						
Liabilities to banks	91.7	115.1	91.6	115.0	0.1	0.1
Liabilities to customers	99.7	95.9	99.5	95.7	0.2	0.2
Securitized liabilities	83.7	93.0	83.2	92.7	0.5	0.3
Hedging instruments	6.9	5.7	6.9	5.7	–	–
Liabilities from dealing activities	80.9	83.2	80.9	83.2	–	–
Subordinated capital	8.1	9.2	8.4	9.2	–0.3	0.0

In net terms, the difference between the book value and fair value, which can be seen as a hidden reserve, amounted for all items to €1.9bn as of September 30, 2003 (31.12.2002: €1.5bn). For covering these items, cash flow hedges are used for the most part. As of September 30, 2003, the measurement of cash flow hedges yielded a figure of –€1.4bn (31.12.2002: –€1.2bn). As of both September 30, 2003 and December 31, 2002, the hidden reserves in interest-bearing assets and liabilities exceeded the negative valuation of the cash flow hedges.

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong

Daniel Hampel*)

Dr.-Ing. Otto Happel

*) *since May 30, 2003*

Dr. jur. Heiner Hasford*)

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Prof. Dr.-Ing. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

The following members left the Supervisory Board on May 30, 2003, when their period of office ended:

Hans-Georg Jurkat
Deputy Chairman

Heinz-Werner Busch

Oswald Danzer

Detlef Kayser

Dieter Klinger

Dr. Torsten Locher

Mark Roach

Werner Schönfeld

Alfred Seum

Hermann Josef Strenger

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman

Wolfgang Hartmann

Andreas de Maizière

Klaus M. Patig

Dr. Axel Frhr. v. Ruedorffer
until May 30, 2003

Nicholas Teller
since April 1, 2003

Commerzbank AG
Head office
Kaiserplatz, Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann · Dr. Ingolf Hegner · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
726 branches in Germany

Subsidiaries and major holdings of Commerzbank AG

In Germany
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz Business Consulting AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
Deutsche Schiffsbank AG, Bremen/Hamburg
EUROHYPO AG, Frankfurt am Main

Abroad
ADIG-Investment Luxemburg S.A., Luxembourg
AFINA Bufete de Socios Financieros, S.A., Madrid
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
Commerzbank (Budapest) Rt., Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank Capital Markets (Eastern Europe) a.s., Prague
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank International (Ireland), Dublin
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz (East Asia) Ltd., Hong Kong
Commerz Futures, LLC, Chicago
Commerz Securities (Japan) Co. Ltd., Hong Kong/Tokyo
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta
Banque Marocaine du Commerce Extérieur, S.A., Casablanca
Korea Exchange Bank, Seoul
Unibanco – União de Bancos Brasileiros S.A., São Paulo

Foreign branches
Antwerp · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Copenhagen · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

COMMERZBANK



interim report as of june 30, 2003

COMMERZBANK



highlights of commerzbank group

	1.1.–30.6.2003	1.1.–30.6.2002
Income statement		
Operating profit (€ m)	366	235
Pre-tax profit (€ m)	202	178
Net profit (€ m)	73	74
Earnings per share (€)	0.14	0.14
Operative return on equity[1] (%)	6.4	3.8
Pre-tax return on equity[1] (%)	3.5	2.8
Cost/income ratio in operating business (%)	71.6	77.2

	30.6.2003	31.12.2002
Balance sheet		
Balance-sheet total (€ bn)	401.6	422.1
Risk-weighted assets according to BIS (€ bn)	150.0	160.2
Equity (€ bn)	9.0	8.8
Own funds (€ bn)	19.1	19.3
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.9	7.5
Core capital ratio, including market-risk position (%)	7.7	7.3
Own funds ratio (%)	12.9	12.3

	30.6.2003	30.6.2002
Commerzbank share		
Number of shares issued (million units)	542.2	541.8
Share price (€, 1.1.–30.6.) high	13.30	21.50
low	5.22	14.75
Book value per share[2] (€)	19.40	20.26
Market capitalization (€ bn)	6.6	8.2
Staff		
Germany	26,736	30,462
Abroad	7,114	7,555
Total	33,850	38,017
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A1
Standard & Poor's, New York	A-2/A-	A-1/A
Fitch IBCA, London	F2/A-	F1/A

1) annualized; 2) excluding cash flow hedges.

The figures contained in this report are unaudited.

interim report as of june 30, 2003

To our shareholders

Mounting optimism indicates that Germany will experience the long-awaited improvement in its economic situation in the foreseeable future. After bottoming out in the spring, equity prices have picked up considerably and company polls are revealing a mood of cautious confidence. Consumer sentiment has also brightened but still reflects the negative situation in the labour market.

However, a turn for the better cannot yet be seen in the figures themselves. In the first half of the year, Germany's GDP even contracted; the economy finds itself at least on the verge of recession.

In the course of the second half of the year, there should be a gradual improvement, given the more positive world-economic environment and the expansionary monetary policy of the European Central Bank. In addition, the negative impact of the strong euro should be felt less and less.

But even if fairly satisfactory economic growth of roughly 1.5 to 2% is achieved in 2004 for the first time since 2000, this does not yet mean that the economic problems have been overcome. While there is greater recognition of the need for far-reaching reforms, most of the measures which have been announced still have to be implemented. And this is urgently required in order to launch the economic upswing at long last. The conditions for this exist. Now it is time for politicians to act.

Consolidated balance-sheet total now just over €400bn

By June 30, the balance-sheet total of the Commerzbank Group was 4.9% smaller than at end-2002, falling to €401.6bn. We registered the largest declines in interbank business, but claims on and liabilities to customers also receded by €5.9bn and €3.7bn, respectively. The weakness of the US dollar caused the balance-sheet total to contract by €5bn.

In the course of the year to date, we have reduced our risk-weighted assets by €10bn to €150bn through securitization or by disposing of claims, thereby further improving our capital base. Our core capital ratio reached 7.7% on June 30 and our own funds ratio 12.9%. Overall, our equity stands at €8.95bn, 1.6% higher than at end-2002. Subscribed capital and the capital reserve both increased slightly, as we reduced our portfolio of treasury shares. At the same time, the more positive bourse environment caused the revaluation reserve to improve to –€258m.

Earnings performance continuing in the black in 2003

The overall conditions for our business remained difficult in the first half of 2003, with the stock market alone revealing marked upwards tendencies in the second quarter.

Within the Commerzbank Group, net interest income contracted by 16.3% to €1.45bn. This was due to various factors. For one thing, the Rheinhyp Group, removed from the list of consolidated companies in August 2002, had contributed €223m to the semi-annual results last year; for another, the reduction of risk-weighted assets squeezed interest income. In addition, we received smaller profit contributions from investments. It is encouraging that in the second quarter we achieved net interest income that was €41m higher than in the first.

We continue to be very cautious as regards provisioning, even though the actual need for provisions remains well below budget projections. For the first half of the year, we set aside €555m, which is almost as much as a year previously. We are confident for 2003 as a whole that we can stay well below both the year-ago figure and our own projections.

Net commission income lower, trading profit higher

Our net commission income continued to decline. In the first six months of this year, we received €1.04bn, which was 8.2% less than in the first half of 2002. Up to May, the reluctance of investors to become involved in equity transactions was felt here; not until June was there a perceptible upturn. In asset management, Jupiter and COMINVEST earned less than in the previous year due to difficult market conditions. We realized higher revenues in foreign commercial business, on payments transactions, guarantees and in syndicated loan business.

Our trading profit gives us cause to be satisfied; at €509m, it exceeded the year-ago figure by 22.1%. This also includes proceeds in the low double-digit millions from the disposal of our interest of 4.2% in Deutsche Börse AG.

The result of €159m achieved on the investments and securities portfolio was on a par with a year earlier. We generated revenues above all through the sale of promissory notes and fixed-income securities from our own portfolio and also from placing Crédit Agricole shares. These stem from our Crédit Lyonnais shareholding, which Crédit Agricole partly paid for in the form of its own shares.

The balance of other operating income and expenses reached €61m, 17.3% more than a year earlier. This item primarily includes allocations to and reversals of provisions, income and expenses arising from building and architects' services, and also income from the disposal of fixed assets.

Costs stay under control

Thanks to our systematic cost management, operating expenses continued to decline. In the first half of the year, they amounted to €2.32bn, 14.3% less than a year previously. This development will be maintained, so that we will achieve our target of bringing operating expenses down to well under €5bn in 2003 as a whole.

Personnel expenses fell by 13.6% to €1.27bn. As of June 30, the Commerzbank Group had a workforce of 33,850, 4,167 fewer than a year earlier. We managed to cut other operating expenses by 13.5% to €800m, while depreciation on fixed assets fell by 19.4% to €254m.

Operating profit 56% up on the year

The balance of all operating income and expenses registered a profit of €366m, compared with €235m a year previously. After regular amortization of goodwill and the restructuring costs already recognized in the first quarter have been deducted, we achieved a pre-tax profit of €202m. It is 13.5% higher than in the first half of 2002, even though we did not have to shoulder restructuring expenses at that time. If the restructuring expenses are not taken into consideration, the rate of increase is 71.9%.

We have put our taxes expenses for the first six months of 2003 at €80m. After €2m for the first quarter, €78m are to be paid in the second. The considerable difference is due to the fact that between April and June we realized less tax-exempt income from the disposal of securities. In addition, we have retained our cautious policy for treating loss carry-forwards and, with few exceptions, we have not realized any tax advantages. The profits and losses attributable to minority interests amounted to €49m, leaving a consolidated profit of €73m. As in the previous year, this represents earnings per share of 14 cents.

Segments register uneven development

Since the 2002 financial statements, we have presented our segment reporting in a new form. We no longer show a profit contribution from business passed on to other units, but rather we divide up and assign earnings directly. In this way, items do not appear twice over. The year-ago figures have been adjusted to reflect this method.

In almost all business lines, the tendency of the first quarter was maintained. The development was especially encouraging in the retail banking segment, where we achieved an operating profit of €117m (previous year: €13m) in the first half of the year. Although revenues were down slightly on their level a year earlier, costs were cut by €116m. Given an average amount of equity tied up of €1.8bn, an operative return on equity of 12.8% emerges. We are quite satisfied with the development that is discernible here. However, the cost/income ratio of 80.1% is still too high.

In the spring, we concluded the sale of Montgomery Asset Management. For this reason and also due to the difficult market conditions, net commission income in asset management was €100m lower than a year earlier. The sharp reduction of costs by €85m was not enough to compensate for this decline. Our operating profit reached €31m; the return on equity was 9.3%. Here, too, the cost/income ratio is too high at 84.8%. This business line continues to suffer as a result of the high amortization of goodwill at subsidiaries. The restructuring process is making good progress, with provisions of €8m being made for this purpose in the first quarter.

In the first half of 2003, the corporate customers and institutions segment had to cope with even higher provisioning charges than a year previously and with falling interest income. On the other hand, we achieved net commission income here that was

€42m higher than a year earlier. Costs were brought down by €67m. However, at €261m, the operating profit fell €88m short of its year-ago level. Given €5.3bn of equity tied up, the operative return on equity was 9.8%; the cost/income ratio remained at the encouragingly low level of 45.6%. We are confident that, by raising margins, we will score more success again in this business line through interest-bearing business as well. We also expect a lower allocation to provisioning in the second half of the year.

In the securities area, we achieved a positive result again after a negative first half in 2002. Above all, the €78m higher trading profit was instrumental here. This business line as well was successful in its cost management, lowering operating expenses by €76m. All told, the operating profit reached €62m, and the return on equity 12.1%. The cost/income ratio was 88.5%, compared with 105.3% in the first half of 2002. This business line also had to shoulder extraordinary charges of €34m this year in the form of restructuring costs.

In Group Treasury, it was mainly earnings which ensured that the operating profit of €146m was €108m higher than in the previous year. But costs were also reduced somewhat. With no more than €116m of equity tied up, the operative return on equity rose to an imposing 251.7%; the cost/income ratio remained exceptionally low at 19.3%.

Rheinhyp Rheinische Hypothekenbank was still included in the year-ago figures for the mortgage bank segment. This year, Eurohypo, which we consolidate on an at equity basis to reflect our 31.84% interest in it, belongs to this segment. Comparison with 2002 is therefore rather pointless. Net interest income of €128m and provisioning of no more than €6m ensured that after costs of €15m had been deducted, an operating profit of €136m was achieved in the first half of the year. This translates into a return on equity of a good 30.9%. The cost/income ratio stood at the extremely low level of 9.6%.

In the Group as a whole, we realized an operative return on equity of 6.4% on an average amount of equity tied up of €11.5bn. The cost/income ratio of 71.6% – as against 77.2% in the first half of 2002 – is moving in the direction of our target of 65%.

Outlook

The figures reveal that we have our costs under control. We continue to put great effort into achieving a strong increase in our earnings. This is a difficult task in the present economic setting and given the volatility of the stock markets. We remain confident that we will return to the black in 2003 as a whole and will lay the foundations for a sustained upward trend.

Frankfurt am Main, August 2003
The Board of Managing Directors



Declaration of compliance with the International Accounting Standards or International Financial Reporting Standards and German Accounting Standard no. 6 (GAS 6)

Accounting principles

Our interim financial statements as of June 30, 2003, were prepared in accordance with the directive 83/349/EEC (directive on consolidated financial statements) and 86/635/EEC (directive on annual accounts of banks) on the basis of the International Accounting Standards (IASs) or International Financial Reporting Standards (IFRSs), approved and published by the International Accounting Standards Board (IASB). Here, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB from the need to prepare financial statements in accordance with German accounting principles. In preparing this interim report, we employed the same accounting and measurement methods as for the 2002 consolidated financial statements, which are presented on pages 94-107 of our annual report.

This interim report also meets the provisions of GAS 6 on interim reports, approved by the German Accounting Standards Board (GASB) and published by the German Federal Ministry of Justice on February 13, 2001.

Consolidated companies

As of January 1, 2003, Commerzbank U.S. Finance Inc., Wilmington/Delaware, and CFM Commerz Finanz Management GmbH, Frankfurt am Main, were removed from the list of consolidated companies. Both companies have virtually discontinued their business operations. In the second quarter of 2003, Commerz Advisory Management Co. Ltd., Taiwan, and CORECD Commerz Real Estate Consulting and Development GmbH, Berlin, were consolidated for the first time. These measures had no material effect on the presentation of the Group's assets and financial position or on its earnings performance.

The year-earlier figures in the income statement include the results of RHEINHYP Rheinische Hypothekenbank Aktiengesellschaft and its subsidiaries. RHEINHYP was merged in the third quarter of 2002 with the new Eurohypo Aktiengesellschaft, in which we held an interest of 31.84% as of end-June 2003. Following the removal of RHEINHYP from the list of consolidated companies, the shares of Eurohypo AG that were received were measured at equity pursuant to IAS 28.

consolidated income statement

	Notes	1.1.–30.6.2003 € m	1.1.–30.6.2002 € m	Change in %
Net interest income	(1)	1,451	1,734	–16.3
Provision for possible loan losses	(2)	–555	–562	–1.2
Net interest income after provisioning		896	1,172	–23.5
Net commission income	(3)	1,036	1,129	–8.2
Net result on hedge accounting		25	19	31.6
Trading profit	(4)	509	417	22.1
Net result on investments and securities portfolio	(5)	159	152	4.6
Other operating result	(6)	61	52	17.3
Operating expenses	(7)	2,320	2,706	–14.3
Operating profit		**366**	**235**	**55.7**
Regular amortization of goodwill		60	57	5.3
Profit from ordinary activities before restructuring expenses		**306**	**178**	**71.9**
Restructuring expenses		104	–	.
Profit from ordinary activities after restructuring expenses		**202**	**178**	**13.5**
Extraordinary profit		–	–	–
Pre-tax profit		**202**	**178**	**13.5**
Taxes on income		80	58	37.9
After-tax profit		**122**	**120**	**1.7**
Profit/loss attributable to minority interests		–49	–46	6.5
Net profit		**73**	**74**	**–1.4**

Adjusted for the Rheinhyp Group, the change in Net interest income would have been –4.0%, in Provision for possible loan losses +8.4% and in Operating expenses –12.1%.

In order to calculate basic earnings per share, the consolidated net profit of €73m (30.6.2002: €74m) for the period under review was divided by the average number of issued shares during this period of 532.5m (30.6.2002: 536.7m).

	1.1.–30.6.2003 €	1.1.–30.6.2002 €
Basic earnings per share	0.14	0.14

As in the previous year, no exercisable conversion or option rights were outstanding on June 30, 2003. Consequently, no diluted earnings per share had to be worked out.

Consolidated income statement (quarter-on-quarter comparison)

€ m	2nd quarter 2003	1st quarter 2003	4th quarter 2002	3rd quarter 2002	2nd quarter 2002	1st quarter 2002
Net interest income	746	705	678	721	861	873
Provision for possible loan losses	–303	–252	–323	–436	–308	–254
Net interest income after provisioning	443	453	355	285	553	619
Net commission income	516	520	490	501	554	575
Net result on hedge accounting	15	10	–54	–21	51	–32
Trading profit	278	231	91	36	104	313
Net result on investments and securities portfolio	54	105	291	–531	60	92
Other operating result	29	32	–168	884	40	12
Operating expenses	1,141	1,179	1,220	1,229	1,308	1,398
Operating profit	**194**	**172**	**–215**	**–75**	**54**	**181**
Regular amortization of goodwill	30	30	25	26	29	28
Profit from ordinary activities before restructuring expenses	**164**	**142**	**–240**	**–101**	**25**	**153**
Restructuring expenses	–	104	177	32	–	–
Profit from ordinary activities after restructuring expenses	**164**	**38**	**–417**	**–133**	**25**	**153**
Extraordinary profit	–	–	–	–	–	–
Pre-tax profit	**164**	**38**	**–417**	**–133**	**25**	**153**
Taxes on income	78	2	–141	–20	6	52
After-tax profit	**86**	**36**	**–276**	**–113**	**19**	**101**
Profit/loss attributable to minority interests	–16	–33	33	–16	–17	–29
Net loss/profit	**70**	**3**	**–243**	**–129**	**2**	**72**

consolidated balance sheet

Assets	Notes	30.6.2003 € m	31.12.2002 € m	Change in %
Cash reserve		4,913	8,466	–42.0
Claims on banks	(9, 11)	43,528	54,343	–19.9
Claims on customers	(10,11)	142,607	148,514	–4.0
Provision for possible loan losses	(12)	–5,520	–5,376	2.7
Positive fair values from derivative hedging instruments		4,003	3,131	27.9
Assets held for dealing purposes	(13)	117,044	117,192	–0.1
Investments and securities portfolio	(14)	81,924	84,558	–3.1
Intangible assets	(15)	1,106	1,151	–3.9
Fixed assets	(16)	2,024	2,505	–19.2
Tax assets		6,209	5,995	3.6
Other assets	(17)	3,717	1,655	.
Total		**401,555**	**422,134**	**–4.9**

Liabilities and equity	Notes	30.6.2003 € m	31.12.2002 € m	Change in %
Liabilities to banks	(18)	100,620	114,984	–12.5
Liabilities to customers	(19)	92,049	95,700	–3.8
Securitized liabilities	(20)	80,396	92,732	–13.3
Negative fair values from derivative hedging instruments		7,326	5,696	28.6
Liabilities from dealing activities	(21)	90,129	83,238	8.3
Provisions	(22)	3,270	3,528	–7.3
Tax liabilities		3,924	3,664	7.1
Other liabilities	(23)	4,705	3,285	43.2
Subordinated capital	(24)	8,937	9,237	–3.2
Minority interests		1,248	1,262	–1.1
Equity of Commerzbank Group		8,951	8,808	1.6
Subscribed capital		1,397	1,378	1.4
Capital reserve		6,178	6,131	0.8
Retained earnings		3,268	3,268	0.0
Revaluation reserve		–258	–769	–66.4
Measurement of cash flow hedges		–1,568	–1,248	25.6
Reserve arising from currency translation		–139	–6	.
2002 net profit[1]		–	54	.
Net profit 1.1.–30.6.2003		73	–	.
Total		**401,555**	**422,134**	**–4.9**

1) after withdrawal from retained earnings.

statement of changes in equity

The changes in the Commerzbank Group's equity were as follows during the first six months:

€ m	Equity	Minority interests
Equity as of 31.12.2002	**8,808**	**1,262**
Changes in the current financial year		
a) Subscribed capital	19	–
Changes in treasury shares	19	–
b) Capital reserve	47	–
Changes in treasury shares and result for treasury shares	47	–
c) Net changes in revaluation reserve	511	23
d) Net changes arising from cash flow hedges	–320	–11
e) Net change in reserve arising from currency translation	–133	–15
f) Dividend payment by Parent Bank	–54	–
g) Consolidated profit (1.1.–30.6.2003)	73	49
h) Profit distribution	–	–60
Equity as of 30.6.2003	**8,951**	**1,248**

cash flow statement of the commerzbank group

€ m	2003	2002
Cash and cash equivalents as of 1.1.	**8,466**	**7,632**
Net cash provided by operating activities	–7,210	–2,304
Net cash used by investing activities	3,878	251
Net cash provided by financing activities	–284	–483
Total cash flow	**–3,616**	**–2,536**
Effects of exchange-rate changes	63	5
Cash and cash equivalents as of 30.6.	**4,913**	**5,101**

The cash flow statement shows the changes in the Commerzbank Group's liquid funds. Cash and cash equivalents are represented by the cash reserve item, which is made up of cash on hand, balances with central banks, as well as debt issued by public-sector borrowers and bills of exchange discountable at central banks.

Notes to the income statement

(1) Net interest income

	1.1.-30.6.2003 € m	1.1.-30.6.2002 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	5,952	9,145	–34.9
Dividends from securities	64	60	6.7
Current result from investments, investments in associated companies and holdings in subsidiaries	106	141	–24.8
Current income from leasing	30	149	–79.9
Interest received	*6,152*	*9,495*	*–35.2*
Interest paid for subordinated capital and other interest paid	4,690	7,638	–38.6
Current expenses from leasing	11	123	–91.1
Interest paid	*4,701*	*7,761*	*–39.4*
Total	**1,451**	**1,734**	**–16.3**

(2) Provision for possible loan losses

	1.1.-30.6.2003 € m	1.1.-30.6.2002 € m	Change in %
Allocations	–729	–748	–2.5
Reversals of provisions	214	197	8.6
Balance of direct write-downs and amounts received on written-down claims	–40	–11	.
Total	**–555**	**–562**	**–1.2**

Excluding the Rheinhyp Group, provisioning amounted to €512m in the previous year.

(3) Net commission income

	1.1.-30.6.2003 € m	1.1.-30.6.2002 € m	Change in %
Securities transactions	401	452	–11.3
Foreign commercial business and payment transactions	187	183	2.2
Guarantees	76	65	16.9
Asset management	226	265	–14.7
Income from syndicated business	48	43	11.6
Other net commission income	98	121	–19.0
Total	**1,036**	**1,129**	**–8.2**

Net commission income includes €179m (previous year: €148m) of commissions paid.

(4) Trading profit

	1.1.-30.6.2003 €m	1.1.-30.6.2002 €m	Change in %
Securities department	458	380	20.5
Treasury department	–29	–41	.
Other	85	81	4.9
Net result on proprietary trading	**514**	**420**	**22.4**
Net result on the measurement of derivative financial instruments	–5	–3	66.7
Total	**509**	**417**	**22.1**

(5) Net result on investments and securities portfolio

	1.1.-30.6.2003 €m	1.1.-30.6.2002 €m	Change in %
Result on available-for-sale securities and claims not originated by the Bank	157	23	.
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	2	129	–98.4
Total	**159**	**152**	**4.6**

(6) Other operating result

	1.1.-30.6.2003 €m	1.1.-30.6.2002 €m	Change in %
Other operating income	163	223	–26.9
Other operating expenses	102	171	–40.4
Total	**61**	**52**	**17.3**

(7) Operating expenses

	1.1.-30.6.2003 € m	1.1.-30.6.2002 € m	Change in %
Personnel expenses	1,266	1,466	–13.6
Other expenses	800	925	–13.5
Current depreciation on fixed assets and other intangible assets	254	315	–19.4
Total	**2,320**	**2,706**	**–14.3**

(8) Segment reporting

Segment reporting in line with the primary reporting segment of business areas represents the Group's organization based on two corporate divisions as of 2001. A detailed description of the individual business lines and their assignment to corporate divisions can be found on pages 118-119 of our 2002 annual report.

The interest rates of the return on equity and investment yield that are included as imputed variables in the net interest income of the respective unit correspond to that of a risk-free investment in the long-term capital market and were adjusted as of March 31, 2003. In addition, after a consolidated core capital ratio of 7.3% (according to BIS) was shown per December 31, 2002, the previous equity backing of risk-weighted assets was raised from 6% to 7%. BIS conventions were used in working out the Group's average equity tied up. The year-earlier figures were not adjusted.

Rheinische Hypothekenbank AG with its income and expenses was included in the mortgage banks segment up to July 31, 2002. As from August 2002, the results of Eurohypo AG, in which we currently hold an interest of 31.84%, appear on a pro-rata basis under Net interest income. Eurohypo AG is included at equity in the consolidated financial statements.

1.1.–30.6.2003 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	532	–5	821	34	170	128	–229	1,451
Provision for possible loan losses	–88	–	–461	–	–	–6	–	–555
Net interest income after provisioning	444	–5	360	34	170	122	–229	896
Net commission income	467	184	353	54	0	–7	–15	1,036
Net result on hedge accounting	–	1	1	0	2	21	–	25
Trading profit	2	7	53	458	–29	–18	36	509
Net result on investments and securities portfolio (excl. extraordinary factors)	3	12	65	1	38	34	6	159
Other operating result (excl. extraordinary factors)	24	5	34	–6	–	–1	5	61
Income, total	*940*	*204*	*866*	*541*	*181*	*151*	*–197*	*2,686*
Operating expenses (excl. extraordinary factors)	823	173	605	479	35	15	190	2,320
Operating profit	**117**	**31**	**261**	**62**	**146**	**136**	**–387**	**366**
Balance expenses/income from extraordinary factors	–	–	–	–	–	–	–	–
Regular amortization of goodwill	–	42	4	0	–	11	3	60
Restructuring expenses	–	8	25	34	–	–	37	104
Pre-tax profit	**117**	**–19**	**232**	**28**	**146**	**125**	**–427**	**202**
Average equity tied up	**1,827**	**668**	**5,300**	**1,021**	**116**	**879**	**1,708**	**11,519**
Operative return on equity[1] (%)	**12.8**	**9.3**	**9.8**	**12.1**	**251.7**	**30.9**	**.**	**6.4**
Cost/income ratio in operating business (%)	**80.1**	**84.8**	**45.6**	**88.5**	**19.3**	**9.6**	**.**	**71.6**
Return on equity of pre-tax profit[1] (%)	**12.8**	**–5.7**	**8.8**	**5.5**	**251.7**	**28.4**	**.**	**3.5**

1) annualized

1.1.–30.6.2002 € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	580	–7	1,023	47	93	303	–305	1,734
Provision for possible loan losses	–86	–	–433	–	–	–43	–	–562
Net interest income after provisioning	494	–7	590	47	93	260	–305	1,172
Net commission income	452	285	311	97	2	–23	5	1,129
Net result on hedge accounting	–	1	–3	–	34	–13	–	19
Trading profit	1	–3	59	380	–41	10	11	417
Net result on investments and securities portfolio (excl. extraordinary factors)	0	22	11	1	–8	51	75	152
Other operating result (excl. extraordinary factors)	5	8	53	2	–1	10	–25	52
Income, total	*952*	*306*	*1,021*	*527*	*79*	*295*	*–239*	*2,941*
Operating expenses (excl. extraordinary factors)	939	258	672	555	41	80	161	2,706
Operating profit	**13**	**48**	**349**	**–28**	**38**	**215**	**–400**	**235**
Balance expenses/income from extraordinary factors	–	–	–	–	–	–	–	–
Regular amortization of goodwill	–	51	3	0	–	3	–	57
Restructuring expenses	–	–	–	–	–	–	–	–
Pre-tax profit	**13**	**–3**	**346**	**–28**	**38**	**212**	**–400**	**178**
Average equity tied up	**1,689**	**852**	**5,559**	**1,307**	**181**	**1,810**	**1,106**	**12,504**
Operative return on equity[1] (%)	**1.5**	**11.3**	**12.6**	**–4.3**	**42.0**	**23.8**	**.**	**3.8**
Cost/income ratio in operating business (%)	**90.5**	**84.3**	**46.2**	**105.3**	**51.9**	**23.7**	**.**	**77.2**
Return on equity of pre-tax profit[1] (%)	**1.5**	**–0.7**	**12.4**	**–4.3**	**42.0**	**23.4**	**.**	**2.8**

1) annualized

Notes to the balance sheet

(9) Claims on banks

	30.6.2003 € m	31.12.2002 € m	Change in %
due on demand	15,215	13,796	10.3
other claims	28,313	40,547	-30.2
with a remaining lifetime of			
less than three months	16,859	26,136	-35.5
more than three months, but less than one year	4,343	5,670	-23.4
more than one year, but less than five years	3,801	4,433	-14.3
more than five years	3,310	4,308	-23.2
Total	**43,528**	**54,343**	**-19.9**
of which: reverse repos	15,467	21,076	-26.6

(10) Claims on customers

	30.6.2003 € m	31.12.2002 € m	Change in %
with indefinite remaining lifetime	19,862	17,110	16.1
other claims	122,745	131,404	-6.6
with a remaining lifetime of			
less than three months	28,052	34,124	-17.8
more than three months, but less than one year	13,952	14,243	-2.0
more than one year, but less than five years	32,448	32,638	-0.6
more than five years	48,293	50,399	-4.2
Total	**142,607**	**148,514**	**-4.0**
of which: reverse repos	6,405	8,992	-28.8

(11) Total lending

	30.6.2003 € m	31.12.2002 € m	Change in %
Loans to banks[1]	7,698	10,223	-24.7
Claims on customers[1]	136,202	139,522	-2.4
Bills discounted	327	347	-5.8
Claims not originated by the Bank[2]	21,414	21,379	0.2
Total	**165,641**	**171,471**	**-3.4**

1) excluding reverse repos; 2) included in investments and securities portfolio.

(12) Provision for possible loan losses

Development of provisioning	**2003** € m	**2002** € m	Change in %
As of January 1	**5,705**	**5,946**	**–4.1**
Allocations	729	748	–2.5
Deductions	590	474	24.5
Utilized	376	277	35.7
Reversals	214	197	8.6
Exchange-rate changes/transfers	9	2	.
As of June 30	**5,853**	**6,222**	**–5.9**

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision in the income statement of €555m for lending risks (previous year: €562m) (see Note 2).

Level of provisioning	**30.6.2003** € m	**31.12.2002** € m	Change in %
Individual valuation allowances	5,147	4,991	3.1
Country valuation allowances	67	71	–5.6
General valuation allowances	306	314	–2.5
Provisioning for balance-sheet items	**5,520**	**5,376**	**2.7**
Provisions in lending business	333	329	1.2
Total	**5,853**	**5,705**	**2.6**

After conservatively valued security in an amount of €1,775m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €5,034m (31.12.2002: €5,163m). At mid-year, risk cover exceeded the portfolio of doubtful credits by €819m.

(13) Assets held for dealing purposes

	30.6.2003 € m	**31.12.2002** € m	Change in %
Bonds, notes and other fixed-income securities	30,798	35,148	–12.4
Shares and other variable-yield securities	4,728	5,412	–12.6
Promissory notes held for trading purposes	363	515	–29.5
Positive fair values from derivative financial instruments	81,155	76,117	6.6
Total	**117,044**	**117,192**	**–0.1**

(14) Investments and securities portfolio (available-for-sale financial assets)

	30.6.2003 € m	31.12.2002 € m	Change in %
Claims on banks and customers not originated by the Bank	21,414	21,379	0.2
Bonds, notes and other fixed-income securities	51,506	53,400	–3.5
Shares and other variable-yield securities	1,706	1,999	–14.7
Investments	3,192	3,629	–12.0
Investments in associated companies	3,554	3,584	–0.8
Holdings in subsidiaries	552	567	–2.6
Total	**81,924**	**84,558**	**–3.1**

The decline in Investments was due to the disposal of our interest in Crédit Lyonnais.

(15) Intangible assets

	30.6.2003 € m	31.12.2002 € m	Change in %
Goodwill	993	1,040	–4.5
Other intangible assets	113	111	1.8
Total	**1,106**	**1,151**	**–3.9**

(16) Fixed assets

	30.6.2003 € m	31.12.2002 € m	Change in %
Land and buildings	689	709	–2.8
Office furniture and equipment	1,233	1,417	–13.0
Leased equipment	102	379	–73.1
Total	**2,024**	**2,505**	**–19.2**

(17) Other assets

	30.6.2003 € m	31.12.2002 € m	Change in %
Collection items	269	284	–5.3
Advance payments	338	435	–22.3
Sundry assets, including deferred items	3,110	936	·
Total	**3,717**	**1,655**	**·**

(18) Liabilities to banks

	30.6.2003 € m	31.12.2002 € m	Change in %
due on demand	22,489	13,108	71.6
with remaining lifetime of	78,131	101,876	–23.3
less than three months	53,859	76,792	–29.9
more than three months, but less than one year	8,515	10,703	–20.4
more than one year, but less than five years	5,147	4,846	6.2
more than five years	10,610	9,535	11.3
Total	**100,620**	**114,984**	**–12.5**
of which: repos	15,145	27,913	–45.7

(19) Liabilities to customers

	30.6.2003 € m	31.12.2002 € m	Change in %
Savings deposits	11,181	12,073	–7.4
with agreed period of notice of			
three months	10,431	11,262	–7.4
more than three months	750	811	–7.5
Other liabilities to customers	80,868	83,627	–3.3
due on demand	38,397	33,108	16.0
with agreed remaining lifetime of	42,471	50,519	–15.9
less than three months	29,533	36,558	–19.2
more than three months, but less than one year	3,306	4,376	–24.5
more than one year, but less than five years	3,455	3,196	8.1
more than five years	6,177	6,389	–3.3
Total	**92,049**	**95,700**	**–3.8**
of which: repos	8,317	9,746	–14.7

(20) *Securitized liabilities*

	30.6.2003 € m	31.12.2002 € m	Change in %
Bonds and notes outstanding	66,976	74,905	–10.6
Money-market instruments outstanding	13,166	17,502	–24.8
Own acceptances and promissory notes outstanding	254	325	–21.8
Total	**80,396**	**92,732**	**–13.3**

Remaining lifetimes	**30.6.2003** € m	**31.12.2002** € m	Change in %
due on demand	14	23	–39.1
with agreed remaining lifetime of	80,382	92,709	–13.3
less than three months	14,181	20,996	–32.5
more than three months, but less than one year	18,673	18,094	3.2
more than one year, but less than five years	31,717	34,683	–8.6
more than five years	15,811	18,936	–16.5
Total	**80,396**	**92,732**	**–13.3**

(21) Liabilities from dealing activities

	30.6.2003 € m	**31.12.2002** € m	Change in %
Currency-based transactions	9,697	10,978	–11.7
Interest-based transactions	66,679	58,982	13.0
Delivery commitments arising from short sales of securities	8,542	8,131	5.1
Other transactions	5,211	5,147	1.2
Total	**90,129**	**83,238**	**8.3**

(22) Provisions

	30.6.2003 € m	**31.12.2002** € m	Change in %
Provisions for pensions and similar commitments	1,562	1,516	3.0
Other provisions	1,708	2,012	–15.1
Total	**3,270**	**3,528**	**–7.3**

(23) Other liabilities

	30.6.2003 € m	**31.12.2002** € m	Change in %
Effects of measuring hedged subordinated capital items	598	820	–27.1
Deferred interest expenses for subordinated capital	224	324	–30.9
Sundry liabilities, including deferred items	3,883	2,141	81.4
Total	**4,705**	**3,285**	**43.2**

(24) *Subordinated capital*

	30.6.2003 €m	31.12.2002 €m	Change in %
Subordinated liabilities	6,545	6,845	–4.4
Profit-sharing rights outstanding	2,392	2,392	0.0
Total	**8,937**	**9,237**	**–3.2**

Other notes

(25) Risk-weighted assets and capital ratios as defined by the Basle capital accord (BIS)

	30.6.2003 €m	31.12.2002 €m	Change in %
Core capital	11,550	11,691	–1.2
Supplementary capital	7,591	7,762	–2.2
Total liable capital	**19,141**	**19,453**	**–1.6**
Tier III capital	241	209	15.3
Eligible own funds	**19,382**	**19,662**	**–1.4**

as of 30.6.2003			**Capital charges in %**				**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	99,229	5,975	–	10,041	–	–	115,245
Traditional off-balance-sheet business	5,491	15,067	12	608	314	48	21,540
Derivatives business in investment portfolio	–	3,251	–	5,707	–	–	8,958
Risk-weighted assets, total	**104,720**	**24,293**	**12**	**16,356**	**314**	**48**	**145,743**

Risk-weighted market-risk position multiplied by 12.5	4,213
Total items to be risk-weighted	149,956
Eligible own funds	19,382
Core capital ratio (excluding market-risk position)	7.9
Core capital ratio (including market-risk position)	7.7
Own funds ratio (including market-risk position)	12.9

as of 31.12.2002	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	105,733	6,265	–	10,562	–	–	122,560
Traditional off-balance-sheet business	5,369	17,061	14	781	325	50	23,600
Derivatives business in investment portfolio	–	3,699	–	6,681	–	–	10,380
Risk-weighted assets, total	**111,102**	**27,025**	**14**	**18,024**	**325**	**50**	**156,540**

Risk-weighted market-risk position *multiplied by 12.5*	3,650
Total items to be risk-weighted	160,190
Eligible own funds	19,662
Core capital ratio (excluding market-risk position)	7.5
Core capital ratio (including market-risk position)	7.3
Own funds ratio (including market-risk position)	12.3

(26) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.15 at end-June (31.12.2002: 1.13). This was 15% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €16.3bn (31.12.2002: €14.8bn).

(27) Off-balance-sheet commitments

	30.6.2003	**31.12.2002**
	€ m	€ m
Contingent liabilities	27,766	29,057
from rediscounted bills of exchange credited to borrowers	34	4
from guarantees and indemnity agreements	27,732	29,053
Irrevocable lending commitments	37,380	45,979
Other commitments	45	27

Provisioning made for off-balance-sheet commitments has been deducted from the relevant items.

(28) Derivative transactions

Derivative transactions (investment and trading portfolios) involved the following nominal amounts and fair values:

30.6.2003	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	410,964	101,230	50,687	9,545	10,706
Interest-based forward transactions	1,450,246	965,096	816,487	69,845	72,679
Other forward transactions	50,086	99,319	25,391	5,768	5,528
Total	**1,911,296**	**1,165,645**	**892,565**	**85,158**	**88,913**
of which: traded on a stock exchange	*238,629*	*7,840*	*11,015*		

31.12.2002	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	399,424	96,528	38,591	10,633	12,296
Interest-based forward transactions	1,487,990	955,758	768,265	61,276	63,158
Other forward transactions	50,447	57,613	58,440	7,339	5,349
Total	**1,937,861**	**1,109,899**	**865,296**	**79,248**	**80,803**
of which: traded on a stock exchange	*176,689*	*20,285*	*6,064*		

(29) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model. A detailed description of the methods employed can be found in the notes in our 2002 annual report on pages 72ff.

Portfolio	30.6.2003 € m	31.12.2002 € m
Commerzbank Group	**54.1**	**49.3**
Securities	65.0	50.8
Treasury	25.2	29.1

(30) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**30.6.2003**	**31.12.2002**	**30.6.2003**	**31.12.2002**	**30.6.2003**	**31.12.2002**
Assets						
Cash reserve	4.9	8.5	4.9	8.5	–	–
Claims on banks	43.6	54.3	43.5	54.3	0.1	0.0
Claims on customers	145.4	150.6	142.6	148.5	2.8	2.1
Hedging instruments	4.0	3.1	4.0	3.1	–	–
Assets held for dealing purposes	117.0	117.2	117.0	117.2	–	–
Investments and securities portfolio	81.9	84.6	81.9	84.6	–	–
Liabilities						
Liabilities to banks	100.7	115.1	100.6	115.0	0.1	0.1
Liabilities to customers	92.3	95.9	92.0	95.7	0.3	0.2
Securitized liabilities	81.0	93.0	80.4	92.7	0.6	0.3
Hedging instruments	7.3	5.7	7.3	5.7	–	–
Liabilities from dealing activities	90.1	83.2	90.1	83.2	–	–
Subordinated capital	8.8	9.2	8.9	9.2	–0.1	0.0

In net terms, the difference between the book value and fair value, which can be seen as a hidden reserve, amounted for all items to €2.0bn as of June 30, 2003 (31.12.2002: €1.5bn). For covering these items, cash flow hedges are used for the most part. As of June 30, 2003, the measurement of cash flow hedges yielded a figure of –€1.6bn (31.12.2002: –€1.2bn). As of both June 30, 2003 and December 31, 2002, the hidden reserves in interest-bearing assets and liabilities exceeded the negative valuation of the cash flow hedges.

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong

Daniel Hampel*)

Dr.-Ing. Otto Happel

*) *since May 30, 2003*

Dr. jur. Heiner Hasford*)

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Prof. Dr.-Ing. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

The following members left the Supervisory Board on May 30, 2003, when their period of office ended:

Hans-Georg Jurkat
Deputy Chairman

Heinz-Werner Busch

Oswald Danzer

Detlef Kayser

Dieter Klinger

Dr. Torsten Locher

Mark Roach

Werner Schönfeld

Alfred Seum

Hermann Josef Strenger

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman

Wolfgang Hartmann

Andreas de Maizière

Klaus M. Patig

Dr. Axel Frhr. v. Ruedorffer
until May 30, 2003

Nicholas Teller
since April 1, 2003

Commerzbank AG
Head office
Kaiserplatz, Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann · Dr. Ingolf Hegner · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
726 branches in Germany

Subsidiaries and major holdings of Commerzbank AG

In Germany
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz Business Consulting AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
Deutsche Schiffsbank AG, Bremen/Hamburg
EUROHYPO AG, Frankfurt am Main

Abroad
ADIG-Investment Luxemburg S.A., Luxembourg
AFINA Bufete de Socios Financieros, S.A., Madrid
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
Commerzbank (Budapest) Rt., Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank Capital Markets (Eastern Europe) a.s., Prague
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank International (Ireland), Dublin
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz (East Asia) Ltd., Hong Kong
Commerz Futures, LLC, Chicago
Commerz Securities (Japan) Co. Ltd., Hong Kong/Tokyo
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta
Banque Marocaine du Commerce Extérieur, S.A., Casablanca
Korea Exchange Bank, Seoul
Unibanco – União de Bancos Brasileiros S.A., São Paulo

Foreign branches

Antwerp · Atlanta (agency) · Barcelona · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices

Almaty · Bahrain · Bangkok · Beijing · Beirut · Bratislava · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Copenhagen · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

COMMERZBANK



November 12, 2003

Commerzbank goes on the offensive:

- **Complete revaluation of its holdings portfolio**
- **Operating profit hits 101m euros in Q3**
- **Capital increase secures core capital of 7%**

Commerzbank's board of managing directors decided on a complete revaluation of the Bank's securities and investments portfolio. The book values of all its holdings in listed industrial and financial institutions were adjusted in line with market values. Other holdings were written down to a fair value. This enabled the Bank to free itself from these hidden burdens. The write-down of these holdings as of 30.9.2003 totalled 2.3bn euros.

The operating profit of the Commerzbank Group for the third quarter - for the third time in succession - produced solid black figures (101m euros) and confirmed the progress made in the Bank's turnaround. After nine months, the operating profit of 467m euros is almost three times more than achieved a year ago. The Board confirmed it expects to present a respectable operating profit for the complete year. Through its expenses arising from special factors, a group net loss of 2.3bn euros was reported for Q3. For the whole year 2003, a net loss of around 2bn euros is expected. This will not permit a dividend payment for 2003. However a full distribution will be made on profit-sharing certificates.

To compensate for the reduction in its regulatory equity capital following its revaluation action, Commerzbank will this Wednesday, November 12, go to the market with a capital increase without subscription rights for shareholders. A total of around 53.3m new shares, based on capital-raising measures approved at Commerzbank's Annual General Meetings in 1999 and 2002, will be offered by Morgan Stanley and Commerzbank Securities to institutional investors. After placing these shares, the core capital ratio will return to the Bank's long-term goal of around seven percent.

Selected income statement items (in million euros):

	Jan.-Sept. 2003	**Jan.-Sept. 2002**	**Q3 2003 2003**	**Q3 2002 2002**
Net interest income	2113	2455	662	721
Provisioning	(828)	(998)	(273)	(436)
Net commission income	1545	1630	509	501
Trading profit	616	453	107	36
Net result on investments/ securities	223	(379)	64	(531)
Operating expenses	3398	3935	1078	1229

Operating profit	467	160	101	(75)
Regular amortization of goodwill	89	83	29	26
Profit from ordinary activities	378	77	72	(101)
Restructuring expenses	104	32	-	32
Expenses arising from special factors	2325	-	2325	-
Pre-tax profit	(2051)	45	(2253)	(133)
Taxes on income	110	38	30	(20)
Net loss/profit	(2232)	(55)	(2305)	(129)

Minus figures appear in parentheses.

Klaus-Peter Müller
Chairman of the Board
of Managing Directors
Commerzbank AG
Frankfurt am Main
Germany

Press conference
November 12, 2003
Frankfurt am Main

Remarks as prepared for delivery

Ladies and gentlemen,

As we have already informed you, we did not originally intend to hold a press conference to announce the nine-month figures. In fact, the bare figures in themselves would not have warranted such an event, for they really are unspectacular and, as expected, not as impressive as those in the previous quarter. Here, the difficult environment with which we have to contend continues to make itself felt.

Despite the somewhat weaker summer months due to seasonal reasons, the Commerzbank Group nonetheless remained solidly in the black in the third quarter of 2003 as well, with an operating profit of €101m. This third positive quarter in succession confirms the turnaround which the Bank has achieved in its current business operations. After nine months, the operating profit of €467m was well above the €160m of the previous year. As October went well, we expect a marked pick-up in business during the final quarter, so – as things stand today – we will present a respectable operating profit, as promised, for 2003 as a whole.

Next year, we want to make further progress towards restoring satisfactory profitability. This involves a little more cost-cutting, getting provisioning down below the €1bn mark and, with the support of reviving economic performance, also improving our operative earnings performance. Our planning envisages that the after-tax return on equity will reach at least the level of the medium-term cost of capital in 2005.

Thorough clean-up of balance sheet

In order to actually achieve this, we need to pursue systematically the course of reconstruction and repositioning that we have embarked upon. It is equally essential to move forward freed from balance-sheet ballast. For this reason, we have decided to make a thorough financial revaluation, which no other bank – in Europe at least – has ever performed as rigorously. This means that we have taken a very critical look at all the valuations for our securities and participations. All the hidden burdens identified in this way, which up to now have partly been reflected in a negative revaluation reserve, were completely removed per September 30, 2003, by taking them through the income statement.

These decisions are so far-reaching that we want to present them to you personally, as we have just done in a conference call for analysts. I hope that you will appreciate, therefore, the need to send out invitations at very short notice.

We have marked down the book values of all those listed participations which were still above their market values – despite the recovery in share prices in recent months – to values which can be realistically achieved in the market. This relates both to industrial shareholdings and to stakes in such financial institutions as Banca Intesa, Generali and the Spanish SCH.

We have written down other participations to a fair value. These are primarily our 31.8% interest in Eurohypo AG and in our London asset-management subsidiary Jupiter International. In the former case, market conditions and the business model have changed so much since last year that we felt it necessary to adjust its valuation. Jupiter is a successful company, but its earnings even in the foreseeable future would not have been sufficient to cover the current funding costs and the very high amortization of goodwill within the Group. Our step, therefore, removes a major burden from the shoulders of our Asset Management as it returns to profitability.

The financial consequences of the revaluation measures amount to altogether €2.3bn. Eurohypo, the asset-management units and also several smaller companies add up to roughly €1bn. Taking into consideration these expenses arising from special factors, we show a consolidated loss of €2.2bn per September 30. For 2003 as a whole, a consolidated loss in the region of €2bn is likely. Unfortunately, this makes it impossible to pay a dividend for 2003; however, our issued profit-sharing certificates will receive a full distribution under interest expenses. Let me repeat: despite this book loss, we will be in the black in operative terms, thus confirming the strategic progress we have made, which is reflected in the income statement.

Through the removal of all the so-called hidden burdens per September 30, the revaluation reserve, which forms part of our equity, registers a plus of €650m. To get rid of any possible suspicions that might be lingering, this also shows that it was not the case that we had to stop up new holes; rather, we have laid bare the hidden burdens which have been recognized for some time and shown them in the income statement.

Through our measures, we have created a very high degree of transparency, which is certainly not the norm. And I am convinced that we have thus made a positive contribution towards regaining the trust of the capital market in our accounting.

Capital increase without subscription rights

In order to soften the impact of our offensive on regulatory capital, we have resolved – with the approval of our Supervisory Board – a capital increase without subscription rights for our shareholders. On the basis of the authorizations of our 1999 and 2002 annual general meetings, 53.3m or just under 10% of all Commerzbank's issued shares have been offered since this morning to institutional investors in an accelerated book-building process by Morgan Stanley and Commerzbank Securities as joint lead managers/joint book-runners. We expect this transaction to be completed rapidly. After this capital increase, the Bank's core capital ratio will stand at about 7%, which is in line with our long-term target.

Broader scope for the future and greater flexibility

Those, then, are the consequences for the balance sheet. I should now like to outline the reasons for our decision in more detail. It is important to recognize that we acted on our own initiative. We were under no external pressure – neither from the supervisory authorities, nor from rating agencies, nor from the capital market. We are aware that we have entered new territory, but we hope that, at the end of the day, we will earn respect – and perhaps even recognition – for a courageous decision that springs from a healthy self-confidence.

There are sound financial and strategic arguments for what we have done:

- The non-recurring write-downs immediately reduce our amortization of goodwill. Where we previously worked with sandpaper, we have now used a saw.
- By evaluating our participations portfolio close to market prices, we are making disposals from it easier.
  We will regain our full freedom of action and will then be able to sell when we think the time is right. This gives us a degree of flexibility that had been lacking. For the years ahead, we can imagine a rapid reduction of participations, provided that it is possible to achieve the corresponding realized profits. The latest development in this connection is the disposal yesterday of our 2% stake in T-Online International to Deutsche Telekom. Here we made a sizeable profit in double-digit millions.
- In addition, each disposal lowers the funding costs for these participations. Together with the reduction of goodwill amortization, the decisions which we have taken will improve our results *praeter propter* by more than €200m per year.
- All in all, the measures which we have adopted, therefore, will serve to restore Commerzbank's ability to generate profits and to pay a dividend on a sustained basis.
- Our shareholders should also benefit from our improved profitability in the form of a higher share price and rising dividend payments. As from 2004, we want to offer shareholders an appropriate return on their investment.
- Greater financial manoeuvrability also means greater strategic scope. Commerzbank now presents itself as a focused and cleaned-up institution with a realistic chance of achieving profitable growth. But we will also be in a position to think in terms of larger acquisitions again.
- Ultimately, we are aiming for a higher rating from rating agencies.
- We will also benefit to the full from every economic recovery, without having to use income from current business operations or non-recurring income for necessary revaluation measures in other areas.

And last but not least, we are strengthening our competitive position. After our extensive revaluation operation, Commerzbank can play an active role in the coming consolidation process, both among the private-sector banks and between the three pillars of German banking. Above all, we can work together with potential national and international partners from a position of strength.

Let me sum up. Over the past few weeks, we have held intensive discussions on this double strike – consisting of the complete revaluation of our securities and investments portfolio, on the one hand, and the capital increase, on the other – and we are convinced that we have made the right decision.

Perhaps our situation can be compared to a triple jump in athletics. In view of the familiar strategic and financial restrictions, a single jump – a long jump as it were – would not have taken us far enough two years ago. So we tried it with three shorter jumps, which altogether – as in sport – produce a better result. With our first jump, we put our cost side in order. With the second, we restored our operative earnings power. And with our final jump, we have now brought our balance sheet into line with the market, thereby regaining our ability to seize the business offensive. As of today, Commerzbank is a new and better bank.

Third quarter 2003

I will now give you a short overview of the figures for the third quarter, which was characterized by high special expenses. Unfortunately, it was also marked by a continued decline in the demand for credit, weaker trading results and a development below plan at various European units. You will find further details in our published interim report.

Due to the smaller consolidated balance-sheet total, which now amounts to €391bn, our net interest income declined both in the third quarter and in the three quarters taken together. Average margins in lending are recovering somewhat, but they were unable to compensate for the reduction of risk-weighted assets. However, the drop of almost 14% in net interest income is reduced to minus 3.6%, if it is – quite legitimately – adjusted for the former Rheinhyp, which was deconsolidated in August 2002. We assume that, as the economic recovery gets under way, our lending will pick up again, especially to *Mittelstand* customers, to the benefit of net interest income. At all events, we have made the necessary funds available through our loan offensive. At the same time, we are doing all we can to achieve higher margins in our business. Together with the lighter interest burden, thanks to revaluation, this should soon lead to distinctly higher net interest income.

Our provisioning is right on target. Unless there are unforeseen developments in the fourth quarter, we will have, as frequently stated, a provisioning figure of €1.1bn for the year as a whole – which is a good €200m less than in 2002. With a provisioning ratio of not even 0.7%, we will achieve a level that is ambitious by international standards as well. Our risk management is functioning well, therefore.

At over €500m, net commission income remained stable in the third quarter as well. In a year-on-year comparison, a small decline of 5% was registered after nine months. Here too, there are signs that we will achieve higher income again in the near future, as retail investors return to the stock market and asset-management activities pick up.

Our trading profit was dented by the summer and failed to match the particularly good figures of the first two quarters. Apart from weaker stock-exchange turnover, the main reason was the sharp rise in yields on interest markets. All the same, after nine months our trading profit was more than a third higher than last year.

We are quite satisfied and ahead of plan with the persistent downward trend for operating expenses. At end-September, these came to €3.4bn – more than half a billion euros, or practically 14%, lower than a year previously. This impressively demonstrates the success of our two cost-cutting offensives. At Group level, we now have 3,849 fewer people than a year ago. The reduction of the present workforce of 33,327 to around 32,000 will continue next year.

But that is probably as far as we can go in this area if we do not want to forfeit our close relationship with customers.

On the bottom line, as I said at the start, we have an operating profit of €467m after three quarters. This was almost three times as much as in the admittedly disappointing year 2002. After special expenses of €2.3bn, taxes and profits attributable to minority interests have been deducted, a consolidated loss of €2.23bn emerges. I hope that I have managed to make it clear to you that this is not a fresh loss, but rather a series of valuation measures which we have made consciously. That is why we go forward with unbowed confidence into what is for us a better future.

The highlight of our segment reporting is the steady and strong improvement in the operating profit of Retail Banking. Despite the summer holiday period, it produced another very good result of €71m in the third quarter. This means that we have made good progress on the way to becoming Germany's best nationwide retail bank. I must also stress the excellent development of our subsidiary comdirect bank, which last week impressed the market with a very encouraging quarterly result and good perspectives for the year as a whole.

Asset Management is also making recognizable progress. Its operating profit of €42m in the third quarter was much higher than that in the entire first half of the year. Now that we have finally terminated our operations in Italy and the U.S., we are far more focused and efficiently positioned and can benefit greatly from the upswing in the business environment and the stock markets. As I have mentioned, lower goodwill amortization will also give an extra boost to Jupiter's results.

In the Corporate Customers and Institutions segment, the reduction of risk-weighted assets is having a particularly strong impact. What is more, the third-quarter result was depressed by weak trading figures at the fully consolidated BRE Bank. After nine months, the operating profit of this business line had reached €258m, well below the €469m achieved in the previous year.

We have resolved a whole series of far-reaching measures to reorganize this segment in order to ensure a rapid return to higher profitability in our business with larger corporates and multinationals. In future, therefore, we will systematically deploy two sets of personnel for looking after *Mittelstand* customers and larger corporates. To provide services for our larger corporates, we are setting up five centres in Hamburg, Düsseldorf, Frankfurt, Stuttgart and Munich, which will take over responsibility for defined customers and will develop a special approach for catering to their needs. The focus here is on pricing loans to reflect the risk and creating a balance between our willingness to lend and a share of cross-selling potential. By contrast, analyses show that we have an excellent competitive position. Here, we are already achieving our high internal targets for returns.

In the Securities segment, the operating profit slipped into the red in the third quarter after a good first half of the year. However, we look upon this as a temporary and above all seasonally-induced development. At all events, our trading profit had improved considerably by October.

To sum up: all segments were in the black in operative terms in the first nine months, even if we want and need to do better across the board. With the measures which I have presented to you today, we have created an important basis for achieving higher profits again in the future.